UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 53)*

DOLBY LABORATORIES, INC.

(Name of Issuer)

CLASS A COMMON STOCK

CLASS B COMMON STOCK

(Title of Class of Securities)

CLASS A COMMON STOCK: 25659T107

CLASS B COMMON STOCK: Not Applicable

(CUSIP Number)

Dolby Laboratories, Inc.

1275 Market Street

San Francisco, CA 94103

Phone: (415) 558-0200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 17, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 15 Pages)

Class A CUSIP Number: 25659T107
Class B CUSIP Number: Not Applicable	Page 2 of 15 Pages

1	Names of reporting persons Dagmar Dolby
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) Not applicable
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization USA

Number of shares beneficially owned by each reporting person with	7	Sole voting power None(1)(2)
	8	Shared voting power 308,950 shares of Class A Common Stock and 33,595,279 shares of Class B Common Stock (1)(3)
	9	Sole dispositive power 36,012,733 shares of Class B Common Stock (1)(4)
	10	Shared dispositive power 308,950 shares of Class A Common Stock (1)(5)(6)

11	Aggregate amount beneficially owned by each reporting person 308,950 shares of Class A Common Stock and 36,012,733 shares of Class B Common Stock (1)(3)(4)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 37.9% (1)(7)(8)(9)
14	Type of reporting person (see instructions) IN

(1)

The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights and voting rights. Each share of Class B Common Stock is convertible into one share of Class A Common Stock, at no cost, at any time at the option of the holder, upon the affirmative vote of the holders of a majority of the shares of Class B Common Stock, or upon certain transfers. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.

(2)

Dagmar Dolby is the President and sole director of, and has sole dispositive and voting power over the shares held of record by, the Ray and Dagmar Dolby Family Fund, a California nonprofit public benefit corporation and a private foundation within the meaning of section 509(a) of the Internal Revenue Code (the “Dolby Family Fund”). Following the transactions reported in this Amendment, the Dolby Family Fund does not beneficially own any shares of the Company’s Class A Common Stock or Class B Common Stock.

(3)

Consists of (i) 158,950 shares of Class A Common Stock held of record by the Dagmar Dolby Fund, a California nonprofit public benefit corporation (the “Dagmar Dolby Fund”), (ii) 150,000 shares of Class A Common Stock held of record by the Ray Dolby Legacy Fund, a California nonprofit public benefit corporation (the “Ray Dolby Legacy Fund”), (iii) 24,108,162 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Marital Trust under the Dolby Family Trust Instrument dated May 7, 1999 (the “Marital Trust”), and (iv) 9,487,117 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Dagmar Dolby Trust under the Dolby Family Trust Instrument dated May 7, 1999 (the “Dagmar Dolby Trust”). Dagmar Dolby, as one of three directors of the Dagmar Dolby Fund, has shared voting power over all 158,950 shares of Class A Common Stock held of record by the Dagmar Dolby Fund, with voting and disposition decisions regarding such shares requiring the majority vote of the Dagmar Dolby Fund’s board of directors. Dagmar Dolby, as one of three directors of the Ray Dolby Legacy Fund, has shared voting power over all 150,000 shares of Class A Common Stock held of record by the Ray Dolby Legacy Fund, with voting and disposition decisions regarding such shares requiring the majority vote of the Ray Dolby Legacy Fund’s board of directors. David E. Dolby, Dagmar Dolby’s son, is the Special Trustee of each of the Marital Trust and the Dagmar Dolby Trust. Dagmar Dolby has sole dispositive power over the shares held of record by each of the Marital Trust and the Dagmar Dolby Trust, and Dagmar Dolby and David E. Dolby have shared voting power over the shares held of record by each of the Marital Trust and the Dagmar Dolby Trust, with voting decisions requiring the unanimous vote of the Trustee and the Special Trustee. The Reporting Person disclaims beneficial ownership of these securities except to the extent of her pecuniary interest therein.

(4)

Consists of (i) 24,108,162 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Marital Trust, (ii) 9,487,117 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Dagmar Dolby Trust, (iii) 160,592 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Ray Dolby 2002 Trust A dated April 19, 2002 (the “Ray Dolby 2002 Trust A”), (iv) 463,262 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Ray Dolby 2002 Trust B dated April 19, 2002 (the “Ray Dolby 2002 Trust B”), (v) 1,040,000 shares of Class B Common Stock held of record by Dolby Holdings II LLC (“Dolby Holdings II”), (vi) 350,000 shares of Class B Common Stock held of record by Dolby Holdings III LLC (“Dolby Holdings III”), and (vii) 403,600 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Dagmar Dolby 2016 Trust B, dated March 23, 2016 (the “Dagmar Dolby 2016 Trust B”). Dagmar Dolby is the Trustee of, and has sole dispositive power over the shares held of record by, each of the Marital Trust, the Dagmar Dolby Trust, the Ray Dolby 2002 Trust A, the Ray Dolby 2002 Trust B, and the Dagmar Dolby 2016 Trust B. Dagmar Dolby and David E. Dolby, Special Trustee of the Marital Trust and the Dagmar Dolby Trust, have shared voting power over the shares held of record by each of the Marital Trust and the Dagmar Dolby Trust, with voting decisions requiring the unanimous vote of the Trustee and the Special Trustee. Thomas E. Dolby, Dagmar Dolby’s son, is the Special Trustee of, and has sole voting power over the shares held of record by, the Ray Dolby 2002 Trust A. David E. Dolby is the Special Trustee of, and has sole voting power over the shares held of record by, each of the Ray Dolby 2002 Trust B, and the Dagmar Dolby 2016 Trust B. Dagmar Dolby has sole dispositive power over the shares held of record by Dolby Holdings II and Dolby Holdings III as the Manager of each, each of Thomas E. Dolby and David E. Dolby has sole voting power over 50% of the shares held of record by Dolby Holdings II as a Special Manager of Dolby Holdings II, and David E. Dolby has sole voting power over all of the shares held of record by Dolby Holdings III as a Special Manager of Dolby Holdings III. The Reporting Person disclaims beneficial ownership of these securities except to the extent of her pecuniary interest therein.

(5)

Consists of 158,950 shares of Class A Common Stock held of record by the Dagmar Dolby Fund. Dagmar Dolby, as one of three directors of the Dagmar Dolby Fund, has shared voting power over all 158,950 shares of Class A Common Stock held of record by the Dagmar Dolby Fund, with voting and disposition decisions regarding such shares requiring the majority vote of the Dagmar Dolby Fund’s board of directors. The Reporting Person disclaims beneficial ownership of these securities except to the extent of her pecuniary interest therein.

(6)

Consists of 150,000 shares of Class A Common Stock held of record by the Ray Dolby Legacy Fund. Dagmar Dolby, as one of three directors of the Ray Dolby Legacy Fund, has shared voting power over all 150,000 shares of Class A Common Stock held of record by the Ray Dolby Legacy Fund, with voting and disposition decisions regarding such shares requiring the majority vote of the Ray Dolby Legacy Fund’s board of directors. The Reporting Person disclaims beneficial ownership of these securities except to the extent of her pecuniary interest therein.

(7)

Represents the percentage ownership of Class A Common Stock assuming the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock. The percentage ownership of Class A Common Stock assuming the conversion of only the outstanding shares of Class B Common Stock beneficially owned by Dagmar Dolby is 37.9%. Dagmar Dolby’s percentage ownership of Class B Common Stock is 99.8%.

(8)

The shares represented in Row 11 represent 85.7% of the total outstanding voting power of the Class A Common Stock and Class B Common Stock and the shares over which Dagmar Dolby has sole or shared voting power represent 79.9% of the total outstanding voting power of the Class A Common Stock and Class B Common Stock..

(9)	Based on 59,871,783 shares of Class A Common Stock and 36,085,779 shares of Class B Common Stock outstanding on October 28, 2022.

Class A CUSIP Number: 25659T107
Class B CUSIP Number: Not Applicable	Page 3 of 15 Pages

1	Names of reporting persons Dagmar Dolby, as Trustee of the Marital Trust under the Dolby Family Trust Instrument dated May 7, 1999
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) Not applicable
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization USA

Number of shares beneficially owned by each reporting person with	7	Sole voting power None
	8	Shared voting power 24,108,162 shares of Class B Common Stock (10)(11)
	9	Sole dispositive power 24,108,162 shares of Class B Common Stock (10)(11)
	10	Shared dispositive power None

11	Aggregate amount beneficially owned by each reporting person 24,108,162 shares of Class B Common Stock (10)(11)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 25.1% (10)(12)(13)(14)
14	Type of reporting person (see instructions) OO

(10)

The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights and voting rights. Each share of Class B Common Stock is convertible into one share of Class A Common Stock, at no cost, at any time at the option of the holder, upon the affirmative vote of the holders of a majority of the shares of Class B Common Stock, or upon certain transfers. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.

(11)

Consists of 24,108,162 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Marital Trust. David E. Dolby, Dagmar Dolby’s son, is the Special Trustee of the Marital Trust. Dagmar Dolby has sole dispositive power over the shares held of record by the Marital Trust, and Dagmar Dolby and David E. Dolby have shared voting power over the shares held of record by the Marital Trust, with voting decisions requiring the unanimous vote of the Trustee and the Special Trustee.

(12)

Represents the percentage ownership of Class A Common Stock assuming the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock. The percentage ownership of Class A Common Stock assuming the conversion of only the outstanding shares of Class B Common Stock beneficially owned by the Marital Trust is 28.7%. The Marital Trust’s percentage ownership of Class B Common Stock is 66.8%.

(13)	Represents 57.3% of the total outstanding voting power of the Class A Common Stock and Class B Common Stock.
(14)	Based on 59,871,783 shares of Class A Common Stock and 36,085,779 shares of Class B Common Stock outstanding on October 28, 2022.

Class A CUSIP Number: 25659T107
Class B CUSIP Number: Not Applicable	Page 4 of 15 Pages

1	Names of reporting persons Dagmar Dolby, as Trustee of the Dagmar Dolby Trust under the Dolby Family Trust Instrument dated May 7, 1999
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) Not applicable
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization USA

Number of shares beneficially owned by each reporting person with	7	Sole voting power None
	8	Shared voting power 9,487,117 shares of Class B Common Stock (15)(16)
	9	Sole dispositive power 9,487,117 shares of Class B Common Stock (15)(16)
	10	Shared dispositive power None

11	Aggregate amount beneficially owned by each reporting person 9,487,117 shares of Class B Common Stock (15)(16)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 9.9% (15)(17)(18)(19)
14	Type of reporting person (see instructions) OO

(15)

The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights and voting rights. Each share of Class B Common Stock is convertible into one share of Class A Common Stock, at no cost, at any time at the option of the holder, upon the affirmative vote of the holders of a majority of the shares of Class B Common Stock, or upon certain transfers. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.

(16)

Consists of 9,487,117 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Dagmar Dolby Trust. David E. Dolby, Dagmar Dolby’s son, is the Special Trustee of the Dagmar Dolby Trust. Dagmar Dolby has sole dispositive power over the shares held of record by the Dagmar Dolby Trust, and Dagmar Dolby and David E. Dolby have shared voting power over the shares held of record by the Dagmar Dolby Trust, with voting decisions requiring the unanimous vote of the Trustee and the Special Trustee.

(17)

Represents the percentage ownership of Class A Common Stock assuming the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock. The percentage ownership of Class A Common Stock assuming the conversion of only the outstanding shares of Class B Common Stock beneficially owned by the Dagmar Dolby Trust is 13.7%. The Dagmar Dolby Trust’s percentage ownership of Class B Common Stock is 26.3%.

(18)	Represents 22.5% of the total outstanding voting power of the Class A Common Stock and Class B Common Stock.
(19)	Based on 59,871,783 shares of Class A Common Stock and 36,085,779 shares of Class B Common Stock outstanding on October 28, 2022.

Class A CUSIP Number: 25659T107
Class B CUSIP Number: Not Applicable	Page 5 of 15 Pages

1	Names of reporting persons Dagmar Dolby, as Trustee of the Ray Dolby 2002 Trust A dated April 19, 2002
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) Not applicable
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization USA

Number of shares beneficially owned by each reporting person with	7	Sole voting power None
	8	Shared voting power None
	9	Sole dispositive power 160,592 shares of Class B Common Stock (20)(21)
	10	Shared dispositive power None

11	Aggregate amount beneficially owned by each reporting person 160,592 shares of Class B Common Stock (20)(21)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.2% (20)(22)(23)(24)
14	Type of reporting person (see instructions) OO

(20)

The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights and voting rights. Each share of Class B Common Stock is convertible into one share of Class A Common Stock, at no cost, at any time at the option of the holder, upon the affirmative vote of the holders of a majority of the shares of Class B Common Stock, or upon certain transfers. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.

(21)

Consists of 160,592 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Ray Dolby 2002 Trust A. Thomas E. Dolby, Dagmar Dolby’s son, is the Special Trustee of the Ray Dolby 2002 Trust A. Dagmar Dolby has sole dispositive power over the shares held of record by the Ray Dolby 2002 Trust A, and Thomas E. Dolby has sole voting power over the shares held of record by the Ray Dolby 2002 Trust A.

(22)

Represents the percentage ownership of Class A Common Stock assuming the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock. The percentage ownership of Class A Common Stock assuming the conversion of only the outstanding shares of Class B Common Stock beneficially owned by the Ray Dolby 2002 Trust A is 0.3%. The Ray Dolby 2002 Trust A’s percentage ownership of Class B Common Stock is 0.4%.

(23)	Represents 0.4% of the total outstanding voting power of the Class A Common Stock and Class B Common Stock.
(24)	Based on 59,871,783 shares of Class A Common Stock and 36,085,779 shares of Class B Common Stock outstanding on October 28, 2022.

Class A CUSIP Number: 25659T107
Class B CUSIP Number: Not Applicable	Page 6 of 15 Pages

1	Names of reporting persons Dagmar Dolby, as Trustee of the Ray Dolby 2002 Trust B dated April 19, 2002
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) Not applicable
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization USA

Number of shares beneficially owned by each reporting person with	7	Sole voting power None
	8	Shared voting power None
	9	Sole dispositive power 463,262 shares of Class B Common Stock (25)(26)
	10	Shared dispositive power None

11	Aggregate amount beneficially owned by each reporting person 463,262 shares of Class B Common Stock (25)(26)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.5% (25)(27)(28)(29)
14	Type of reporting person (see instructions) OO

(25)

The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights and voting rights. Each share of Class B Common Stock is convertible into one share of Class A Common Stock, at no cost, at any time at the option of the holder, upon the affirmative vote of the holders of a majority of the shares of Class B Common Stock, or upon certain transfers. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.

(26)

Consists of 463,262 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Ray Dolby 2002 Trust B. David E. Dolby, Dagmar Dolby’s son, is the Special Trustee of the Ray Dolby 2002 Trust B. Dagmar Dolby has sole dispositive power over the shares held of record by the Ray Dolby 2002 Trust B, and David E. Dolby has sole voting power over the shares held of record by the Ray Dolby 2002 Trust B.

(27)

Represents the percentage ownership of Class A Common Stock assuming the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock. The percentage ownership of Class A Common Stock assuming the conversion of only the outstanding shares of Class B Common Stock beneficially owned by the Ray Dolby 2002 Trust B is 0.8%. The Ray Dolby 2002 Trust B’s percentage ownership of Class B Common Stock is 1.3%.

(28)	Represents 1.1% of the total outstanding voting power of the Class A Common Stock and Class B Common Stock.
(29)	Based on 59,871,783 shares of Class A Common Stock and 36,085,779 shares of Class B Common Stock outstanding on October 28, 2022.

Class A CUSIP Number: 25659T107
Class B CUSIP Number: Not Applicable	Page 7 of 15 Pages

1	Names of reporting persons Dolby Holdings II LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) Not applicable
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power None
	8	Shared voting power 1,040,000 shares of Class B Common Stock (30)(31)
	9	Sole dispositive power None
	10	Shared dispositive power 1,040,000 shares of Class B Common Stock (30)(31)

11	Aggregate amount beneficially owned by each reporting person 1,040,000 shares of Class B Common Stock (30)(31)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 1.1% (30)(32)(33)(34)
14	Type of reporting person (see instructions) OO

(30)

The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights and voting rights. Each share of Class B Common Stock is convertible into one share of Class A Common Stock, at no cost, at any time at the option of the holder, upon the affirmative vote of the holders of a majority of the shares of Class B Common Stock, or upon certain transfers. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.

(31)

Consists of 1,040,000 shares of Class B Common Stock held of record by Dolby Holdings II. Dagmar Dolby has sole dispositive power over the shares held of record by Dolby Holdings II as the Manager of Dolby Holdings II. Each of Thomas E. Dolby and David E. Dolby, Dagmar Dolby’s sons, has sole voting power over 50% of the shares held of record by Dolby Holdings II as a Special Manager of Dolby Holdings II.

(32)

Represents the percentage ownership of Class A Common Stock assuming the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock. The percentage ownership of Class A Common Stock assuming the conversion of only the outstanding shares of Class B Common Stock beneficially owned by Dolby Holdings II is 1.7%. Dolby Holdings II’s percentage ownership of Class B Common Stock is 2.9%.

(33)	Represents 2.5% of the total outstanding voting power of the Class A Common Stock and Class B Common Stock.
(34)	Based on 59,871,783 shares of Class A Common Stock and 36,085,779 shares of Class B Common Stock outstanding on October 28, 2022.

Class A CUSIP Number: 25659T107
Class B CUSIP Number: Not Applicable	Page 8 of 15 Pages

1	Names of reporting persons Dolby Holdings III LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) Not applicable
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power None
	8	Shared voting power 350,000 shares of Class B Common Stock (35)(36)
	9	Sole dispositive power None
	10	Shared dispositive power 350,000 shares of Class B Common Stock (35)(36)

11	Aggregate amount beneficially owned by each reporting person 350,000 shares of Class B Common Stock (35)(36)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.4% (35)(37)(38)(39)
14	Type of reporting person (see instructions) OO

(35)

The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights and voting rights. Each share of Class B Common Stock is convertible into one share of Class A Common Stock, at no cost, at any time at the option of the holder, upon the affirmative vote of the holders of a majority of the shares of Class B Common Stock, or upon certain transfers. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.

(36)

Consists of 350,000 shares of Class B Common Stock held of record by Dolby Holdings III. Dagmar Dolby has sole dispositive power over the shares held of record by Dolby Holdings III as the Manager of Dolby Holdings III. David E. Dolby, Dagmar Dolby’s son, has sole voting power over the shares held of record by Dolby Holdings III as the Special Manager of Dolby Holdings III.

(37)

Represents the percentage ownership of Class A Common Stock assuming the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock. The percentage ownership of Class A Common Stock assuming the conversion of only the outstanding shares of Class B Common Stock beneficially owned by Dolby Holdings III is 0.6%. Dolby Holdings III’s percentage ownership of Class B Common Stock is 1.0%.

(38)	Represents 0.8% of the total outstanding voting power of the Class A Common Stock and Class B Common Stock.
(39)	Based on 59,871,783 shares of Class A Common Stock and 36,085,779 shares of Class B Common Stock outstanding on October 28, 2022.

Class A CUSIP Number: 25659T107
Class B CUSIP Number: Not Applicable	Page 9 of 15 Pages

1	Names of reporting persons Dagmar Dolby, as Trustee of the Dagmar Dolby 2016 Trust B dated March 23, 2016
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) Not applicable
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization USA

Number of shares beneficially owned by each reporting person with	7	Sole voting power None
	8	Shared voting power None
	9	Sole dispositive power 403,600 shares of Class B Common Stock (40)(41)
	10	Shared dispositive power None

11	Aggregate amount beneficially owned by each reporting person 403,600 shares of Class B Common Stock (40)(41)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.4% (40)(42)(43)(44)
14	Type of reporting person (see instructions) OO

(40)

The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights and voting rights. Each share of Class B Common Stock is convertible into one share of Class A Common Stock, at no cost, at any time at the option of the holder, upon the affirmative vote of the holders of a majority of the shares of Class B Common Stock, or upon certain transfers. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.

(41)

Consists of 403,600 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Dagmar Dolby 2016 Trust B. David E. Dolby, Dagmar Dolby’s son, is the Special Trustee of the Dagmar Dolby 2016 Trust B. Dagmar Dolby has sole dispositive power over the shares held of record by the Dagmar Dolby 2016 Trust B, and David E. Dolby has sole voting power over the shares held of record by the Dagmar Dolby 2016 Trust B.

(42)

Represents the percentage ownership of Class A Common Stock assuming the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock. The percentage ownership of Class A Common Stock assuming the conversion of only the outstanding shares of Class B Common Stock beneficially owned by the Dagmar Dolby 2016 Trust B is 0.7%. The Dagmar Dolby 2016 Trust B’s percentage ownership of Class B Common Stock is 1.1%.

(43)	Represents 1.0% of the total outstanding voting power of the Class A Common Stock and Class B Common Stock.
(44)	Based on 59,871,783 shares of Class A Common Stock and 36,085,779 shares of Class B Common Stock outstanding on October 28, 2022.

Class A CUSIP Number: 25659T107
Class B CUSIP Number: Not Applicable	Page 10 of 15 Pages

1	Names of reporting persons Thomas E. Dolby
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) Not applicable
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization USA

Number of shares beneficially owned by each reporting person with	7	Sole voting power 680,592 shares of Class B Common Stock (45)(46)
	8	Shared voting power None
	9	Sole dispositive power None
	10	Shared dispositive power None

11	Aggregate amount beneficially owned by each reporting person 680,592 shares of Class B Common Stock (45)(46)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.7% (45)(47)(48)(49)
14	Type of reporting person (see instructions) IN

(45)

The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights and voting rights. Each share of Class B Common Stock is convertible into one share of Class A Common Stock, at no cost, at any time at the option of the holder, upon the affirmative vote of the holders of a majority of the shares of Class B Common Stock, or upon certain transfers. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.

(46)

Consists of (i) 160,592 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Ray Dolby 2002 Trust A, and (ii) 520,000 shares of Class B Common Stock held of record by Dolby Holdings II. Dagmar Dolby, Thomas E. Dolby’s mother, is the Trustee of, and has sole dispositive power over the shares held of record by, the Ray Dolby 2002 Trust A. Thomas E. Dolby is the Special Trustee of, and has sole voting power over the shares held of record by, the Ray Dolby 2002 Trust A. Dagmar Dolby has sole dispositive power over the shares held of record by Dolby Holdings II as the Manager of Dolby Holdings II, and Thomas E. Dolby has sole voting power over 50% of the 1,040,000 shares of Class B Common Stock held of record by Dolby Holdings II as a Special Manager of Dolby Holdings II. The Reporting Person disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.

(47)

Represents the percentage ownership of Class A Common Stock assuming the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock. The percentage ownership of Class A Common Stock assuming the conversion of only the outstanding shares of Class B Common Stock beneficially owned by Thomas E. Dolby is 1.1%. Thomas E. Dolby’s percentage ownership of Class B Common Stock is 1.9%.

(48)	Represents 1.6% of the total outstanding voting power of the Class A Common Stock and Class B Common Stock.
(49)	Based on 59,871,783 shares of Class A Common Stock and 36,085,779 shares of Class B Common Stock outstanding on October 28, 2022.

Class A CUSIP Number: 25659T107
Class B CUSIP Number: Not Applicable	Page 11 of 15 Pages

1	Names of reporting persons David E. Dolby
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) Not applicable
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization USA

Number of shares beneficially owned by each reporting person with	7	Sole voting power 73,978 shares of Class A Common Stock and 1,736,862 shares of Class B Common Stock (50)(51)
	8	Shared voting power 33,595,279 shares of Class B Common Stock (50)(52)
	9	Sole dispositive power 73,978 shares of Class A Common Stock (50)(53)
	10	Shared dispositive power None

11	Aggregate amount beneficially owned by each reporting person 73,978 shares of Class A Common Stock and 35,332,141 shares of Class B Common Stock (50)(51)(52)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 36.9% (50)(54)(55)(56)
14	Type of reporting person (see instructions) IN

(50)

The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights and voting rights. Each share of Class B Common Stock is convertible into one share of Class A Common Stock, at no cost, at any time at the option of the holder, upon the affirmative vote of the holders of a majority of the shares of Class B Common Stock, or upon certain transfers. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.

(51)

Consists of (i) 73,978 shares of Class A Common Stock held of record by David E. Dolby, (ii) 463,262 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Ray Dolby 2002 Trust B, (iii) 520,000 shares of Class B Common Stock held of record by Dolby Holdings II, (iv) 350,000 shares of Class B Common Stock held of record by Dolby Holdings III, and (v) 403,600 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Dagmar Dolby 2016 Trust B. Dagmar Dolby, David E. Dolby’s mother, is the Trustee of, and has sole dispositive power over the shares held of record by, each of the Ray Dolby 2002 Trust B, and the Dagmar Dolby 2016 Trust B. David E. Dolby is the Special Trustee of, and has sole voting power over the shares held of record by, each of the Ray Dolby 2002 Trust B, and the Dagmar Dolby 2016 Trust B. Dagmar Dolby has sole dispositive power over the shares held of record by Dolby Holdings II and Dolby Holdings III as the Manager of each, and David E. Dolby has sole voting power over 50% of the 1,040,000 shares of Class B Common Stock held of record by Dolby Holdings II and all of the 350,000 shares of Class B Common Stock held of record by Dolby Holdings III, as Special Manager of each. The Reporting Person disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.

(52)

Consists of (i) 24,108,162 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Marital Trust and (ii) 9,487,117 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Dagmar Dolby Trust. David E. Dolby is the Special Trustee of each of the Marital Trust and the Dagmar Dolby Trust. Dagmar Dolby has sole dispositive power over the shares held of record by each of the Marital Trust and the Dagmar Dolby Trust, and Dagmar Dolby and David E. Dolby have shared voting power over the shares held of record by each of the Marital Trust and the Dagmar Dolby Trust, with voting decisions requiring the unanimous vote of the Trustee and the Special Trustee. The Reporting Person disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.

(53)	Consists of 73,978 shares of Class A Common Stock held of record by David E. Dolby.
(54)

Represents the percentage ownership of Class A Common Stock assuming the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock. The percentage ownership of Class A Common Stock assuming the conversion of only the outstanding shares of Class B Common Stock beneficially owned by David E. Dolby is 37.2%. David E. Dolby’s percentage ownership of Class B Common Stock is 97.9%.

(55)	Represents 84.0% of the total outstanding voting power of the Class A Common Stock and Class B Common Stock.
(56)	Based on 59,871,783 shares of Class A Common Stock and 36,085,779 shares of Class B Common Stock outstanding on October 28, 2022.

Class A CUSIP Number: 25659T107
Class B CUSIP Number: Not Applicable	Page 12 of 15 Pages

Explanatory Note:

This Amendment No. 53 to Schedule 13D (this “Amendment”) amends the Schedule 13D initially filed with the Commission on December 27, 2011 (as subsequently amended prior to the date hereof, the “Statement”). This Amendment is filed on behalf of (i) Dagmar Dolby, (ii) Thomas E. Dolby, (iii) David E. Dolby, (iv) Dagmar Dolby, as Trustee of the Marital Trust, (v) Dagmar Dolby, as Trustee of the Dagmar Dolby Trust, (vi) Dagmar Dolby, as Trustee of the Ray Dolby 2002 Trust A, (vii) Dagmar Dolby, as Trustee of the Ray Dolby 2002 Trust B, (viii) Dolby Holdings II, (ix) Dolby Holdings III, and (x) Dagmar Dolby, as Trustee of the Dagmar Dolby 2016 Trust B (collectively, the “Reporting Persons”), relating to the beneficial ownership of the Class A Common Stock, $0.001 par value per share (the “Class A Common Stock”), and the Class B Common Stock, $0.001 par value per share (the “Class B Common Stock”), of Dolby Laboratories, Inc., a Delaware corporation (the “Company”). Except as set forth herein, this Amendment does not supplement, restate or amend any of the information disclosed in the Statement. Capitalized terms used but not defined in this Amendment have the meanings ascribed to them in the Statement.

Item 2. Identity and Background.

Item 2 of the Statement is amended and restated in its entirety to read in full as follows:

Dagmar Dolby is the widow of Ray Dolby, the Founder and former Director Emeritus of the Company, and serves as the Trustee of each of the Marital Trust, the Dagmar Dolby Trust, the Ray Dolby 2002 Trust A, the Ray Dolby 2002 Trust B, and the Dagmar Dolby 2016 Trust B. The Marital Trust and the Dagmar Dolby Trust are formed under the Dolby Family Trust Instrument dated May 7, 1999, and each such trust was formed for tax and estate planning purposes as a result of the death of Ray Dolby on September 12, 2013. The Dagmar Dolby 2016 Trust B is an irrevocable trust established by Dagmar Dolby for tax and estate planning purposes. Dagmar Dolby is a U.S. citizen and each of the Marital Trust, the Dagmar Dolby Trust, the Ray Dolby 2002 Trust A, the Ray Dolby 2002 Trust B, and the Dagmar Dolby 2016 Trust B is established under the laws of the State of California.

Thomas E. Dolby, Dagmar Dolby’s son, is a filmmaker and a writer and serves as the Special Trustee of, and has sole voting power over the shares held of record by, the Ray Dolby 2002 Trust A.

David E. Dolby, Dagmar Dolby’s son, is a director of the Company and serves as a Managing Director of Dolby Family Ventures, an early-stage venture firm not affiliated with the Company. David E. Dolby serves as the Special Trustee of, and shares voting power with Dagmar Dolby as to the shares held of record by, each of the Marital Trust and the Dagmar Dolby Trust. David E. Dolby serves as the Special Trustee of, and has sole voting power over the shares held of record by, each of the Ray Dolby 2002 Trust B, and the Dagmar Dolby 2016 Trust B.

Each of Dolby Holdings II and Dolby Holdings III (each, a “Family LLC”) is a limited liability company formed under the laws of the State of Delaware. Dagmar Dolby is the Manager of each Family LLC; Thomas E. Dolby and David E. Dolby are Special Managers of Dolby Holdings II; and David E. Dolby is the Special Manager of Dolby Holdings III. The members of the Family LLCs (the “Members”), which have no management control over the Family LLCs, consist of trusts of which Dagmar Dolby is the trustee that have been established for the benefit of her immediate family members.

The business address of each of the Reporting Persons and the Members is C/O Dolby Laboratories, Inc., 1275 Market Street, San Francisco, California 94103.

During the last five years, no Reporting Person or Member (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Class A CUSIP Number: 25659T107
Class B CUSIP Number: Not Applicable	Page 13 of 15 Pages

Item 4. Purpose of Transaction.

Item 4 of the Statement is amended by adding the following at the end thereof:

On December 8, 2021, the Dagmar Dolby Fund transferred 150,000 shares of Class A Common Stock to the Ray Dolby Legacy Fund (the “Transfer”). The Transfer was effected solely for charitable planning purposes, and was a transfer for no value without the payment or receipt of any funds or other consideration by the Reporting Person in exchange therefor.

Item 5. Interest in Securities of the Issuer.

Subsection (c) of Item 5 of the Statement is amended by adding the following at the end thereof:

The information set forth in Item 4 regarding the Transfer is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit 1:	Joint Filing Agreement pursuant to Rule 13d-1(k)(1).

Exhibit 2:	Power of Attorney – Dagmar Dolby (incorporated by reference to Exhibit 2 to the Schedule 13D/A filed with the Commission on March 10, 2014).

Exhibit 3:	Power of Attorney – Thomas E. Dolby (incorporated by reference to Exhibit 3 to the Schedule 13D/A filed with the Commission on March 10, 2014).

Exhibit 4:	Power of Attorney – David E. Dolby (incorporated by reference to Exhibit 4 to the Schedule 13D/A filed with the Commission on March 10, 2014).

Exhibit 5:	Power of Attorney – Marital Trust (incorporated by reference to Exhibit 6 to the Schedule 13D/A filed with the Commission on March 10, 2014).

Exhibit 6:	Power of Attorney – Dagmar Dolby Trust (incorporated by reference to Exhibit 7 to the Schedule 13D/A filed with the Commission on March 10, 2014).

Exhibit 7:	Power of Attorney – Ray Dolby 2002 Trust A (incorporated by reference to Exhibit 8 to the Schedule 13D/A filed with the Commission on March 10, 2014).

Exhibit 8:	Power of Attorney – Ray Dolby 2002 Trust B (incorporated by reference to Exhibit 9 to the Schedule 13D/A filed with the Commission on March 10, 2014).

Exhibit 9:	Power of Attorney – Dolby Holdings II (incorporated by reference to Exhibit 12 to the Schedule 13D/A filed with the Commission on March 10, 2014).

Exhibit 10:	Power of Attorney – Dolby Holdings III (incorporated by reference to Exhibit 10 to the Schedule 13D/A filed with the Commission on March 29, 2018).

Exhibit 11:	Power of Attorney – Dagmar Dolby 2016 Trust B (incorporated by reference to Exhibit 12 to the Schedule 13D/A filed with the Commission on February 28, 2018).

Class A CUSIP Number: 25659T107
Class B CUSIP Number: Not Applicable	Page 14 of 15 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 18, 2022.

DAGMAR DOLBY		MARITAL TRUST UNDER THE DOLBY FAMILY TRUST INSTRUMENT DATED MAY 7, 1999

By:	*	By:	*
	Dagmar Dolby		Name: Dagmar Dolby
Title: Trustee

THOMAS E. DOLBY		DAGMAR DOLBY TRUST UNDER THE DOLBY FAMILY TRUST INSTRUMENT DATED MAY 7, 1999

By:	*	By:	*
	Thomas E. Dolby		Name: Dagmar Dolby
Title: Trustee

DAVID E. DOLBY		RAY DOLBY 2002 TRUST A DATED APRIL 19, 2002

By:	*	By:	*
	David E. Dolby		Name: Dagmar Dolby
Title: Trustee

DAGMAR DOLBY 2016 TRUST B DATED MARCH 23, 2016		RAY DOLBY 2002 TRUST B DATED APRIL 19, 2002

By:	*	By:	*
	Name: Dagmar Dolby		Name: Dagmar Dolby
	Title: Trustee		Title: Trustee

DOLBY HOLDINGS II LLC		DOLBY HOLDINGS III LLC

By:	*	By:	*
	Name: Dagmar Dolby		Name: Dagmar Dolby
	Title: Manager		Title: Manager

Class A CUSIP Number: 25659T107
Class B CUSIP Number: Not Applicable	Page 15 of 15 Pages

*By:	/s/ Patrick McCabe
Patrick McCabe, on behalf of Shartsis Friese LLP, as Attorney-in-Fact